Exhibit 3.1
CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

CLIXTIX, INC.

UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW
* * * * *
1.	The name of the corporation is Clixtix, Inc. The name under which the corporation was formed is: PHYLLIS MAXWELL’S GROUPS INC.

2.	The certificate of incorporation of said corporation was filed by the Department of State on the 18th day of April, 1989.

3.  (a) The certificate of incorporation is amended to change the name of the corporation to Medeorex, Inc.

      (b) To effect the foregoing, Article FIRST is amended to read as follows: The name of the corporation is Medeorex, Inc.
4.	The amendment(s) was/were authorized by:

The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

CLIXTIX, INC.

By: /s/ Jack Kachkar
Jack Kachkar
President